UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2022** AND ENDING **12/31/2022**
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **Lenox Financial Services, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

322 Alana Drive
(No. and Street)

New Lenox	**IL**	**60451**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Douglas Ruth	**815-485-5559**	**lenoxfin@lenoxfin.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Davila Advisory LLC
(Name – if individual, state last, first, and middle name)

10135 Manchester Rd., Suite 206	**St. Louis**	**MO**	**63122**
(Address)	(City)	(State)	(Zip Code)
11/21/2019		**6667**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Ruth, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Lenox Financial Services, Inc., as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



OFFICIAL SEAL
JULIE MCGRATH
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES: 10/31/2026

Signature: Douglas Ruth

Title:
President

Julie McGrath 4/10/2023
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



DAVILA ADVISORY⁵

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
Lenox Financial Services

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lenox Financial Services (the "Company") as of December 31, 2022, and the related statements of income, changes in shareholder's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Lenox Financial Services as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information in Schedule I and II (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedule I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Lenox Financial Services's auditor since 2021.

Davila Advisory, LLC

Saint Louis, Missouri
April 10, 2023

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122



DA
DAVILA ADVISORY

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Shareholder of
Lenox Financial Services

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Lenox Financial Services identified the following provisions of 17 C.F.R. section 15c3-3(k) under which Lenox Financial Services claims an exemption from 17 C.F.R. section 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Lenox Financial Services stated that Lenox Financial Services met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2022 without exception. Lenox Financial Services's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Lenox Financial Services's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Davila Advisory, LLC

Saint Louis, Missouri
April 10, 2023

T : (314) 965-9775   F : (314) 476-9660   W : www.davilaadvisory.com
A : 10135 Manchester Rd, Suite 206, St. Louis, MO 63122

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

FINANCIAL STATEMENTS AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
PURSUANT TO RULE 17a-5
FOR THE YEAR ENDED DECEMBER 31, 2022

Filed as confidential pursuant to Rule 17a-5(d)
of the Securities and Exchange Commission

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)

TABLE OF CONTENTS

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2022

A S S E T S

CURRENT ASSETS

Cash	$	45,519
Due From Broker		10,479
Securities Owned, at Fair Value		99,122
Accounts Receivable		13,000
TOTAL ASSETS	$	168,120

LIABILITIES AND SHAREHOLDER'S EQUITY

CURRENT LIABILITIES

Accounts Payable	$	11,594
Payroll Taxes Payable	$	1,378
Total Current Liabilities	$	12,972

SHAREHOLDER'S EQUITY

Capital Stock - Common; No Par Value; 1,000 Shares Authorized, Issued and Outstanding	$	100	
Additional Paid-In Capital		106,051	
Retained Earnings		48,997	
Total Shareholder's Equity			$ 155,148
TOTAL LIABILITES AND SHAREHOLDER'S EQUITY			$ 168,120

See the notes to the financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2022

INCOME

Mutual Fund Income	28,153	
Commission Income	32,990	
Annuity Income	37,089	
Other Income	1,447	
Management Fee		
Unrealized Gain (Loss) on Investments	(9,838)	
Total Income		$ 89,841

EXPENSES

Salaries	$ 69,394	
Commissions	29,708	
Clearing Charges	20,293	
Professional Fees	9,500	
Payroll Taxes	5,708	
Rent	12,000	
Pension Plan Expense	4,094	
Telephone and Office Expense	15,446	
Total Expenses		166,143
NET LOSS FOR THE YEAR		$ (76,302)

See the notes to the financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2022

CASH FLOWS FROM OPERATING ACTIVITIES				
Net loss From Operations			$	(76,302)
ADJUSTMENTS TO RECONCILE NET INCOME TO				
CASH PROVIDED BY OPERATING ACTIVITIES				
Depreciation	$	-		
Unrealized Gain (Loss) on Investments		9,838		
NET CHANGES IN:				
Prepaid Expenses				
Accounts Payable		11		
Payroll Taxes Payable		4,322		
Due From Broker		(45)		
Total Adjustments and Net Changes				14,126
Net Cash Provided By Operating Activities			$	(62,176)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES				-
CASH FLOWS FROM FINANCING ACTIVITIES				
Contributions		30,364		
Distributions				
Net Cash Used By Financing Activities				30,364
NET DECREASE IN CASH			$	(31,812)
CASH - BEGINNING OF YEAR				77,331
CASH - END OF YEAR			$	45,519
SUPPLEMENTAL CASH FLOW DISCLOSURES				
Income Tax Payments			$	-
Interest Payments			$	-

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2022

	CAPITAL STOCK	ADDITIONAL PAID IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - January 1, 2022	$ 100	$ 60,726	$ 125,299	$ 186,125
Contributions		$ 45,325		$ 45,325
Distributions				$ -
Net Loss for the Year	-	-	(76,302)	(76,302)
Balance - December 31, 2022	$ 100	$ 106,051	$ 48,997	$ 155,148

See the notes to the financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2022

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

Lenox Financial Services, Inc. (the Company) was incorporated in the state of Illinois on March 28, 1994. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates as an introduction broker and as a fully disclosed broker dealer.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Revenue Recognition

The Company follows ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation. Income is derived from the commissions, brokerage fees and management fees charged.

Income is recognized when fees are charged in compliance with GAAP when all performance obligations have been satisfied. In regard to ASC Topic 606, revenue has been disaggregated on the Statement of Operations. No further disaggregation is warranted at December 31, 2022.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions are entered into for the account and risk of the Company, and are therefore recorded on a trade date basis. Marketable securities, held by the Company, are valued at fair market value.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES – CONTINUED

Income Taxes

Effective January 1, 2003 the Company has elected to be taxed as an S Corporation, therefore its income flows through to its stockholder's tax returns. As a result, no federal income tax provision is made by the Company. The Company is liable, however, for the Illinois replacement tax of 1.5% of net prescribed income. As of December 31, 2022, the Company's tax returns for the years 2019 through 2021 are subject to review by its taxing jurisdictions.

Statement of Cash Flows

For purposes of the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, which are not held for sale in the ordinary course of business.

Employees' Pension Plan

The Company provides a Simplified Employee Pension Plan to its employees who are not under a collective bargaining agreement or certain contract, have performed services for the Company for at least one year, attained the age of 21, and had total annual compensation in excess of $400. Contributions are based upon each eligible employee's compensation, excluding compensatory leave. The Company contributions are calculated as an amount that can be deducted for federal tax purposes; the Company contribution for 2022 was $4,094. The Pension Plan is administered by an outside financial institution.

NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principle market for the asset or liability or, in the absence of principle market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

NOTE 3 – MARKETABLE SECURITIES AND FAIR VALUE MEASEUREMENT - CONTINUED

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices in active markets for identical assets or liabilities the Company has the ability to assess.

- Level 2 inputs are inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial assets that are reported at fair value in the accompanying statement of financial condition as of December 31, 2022 are as follows:

	Level 1	Level 2	Level 3	Total
Securities	$ 6,096	$ 93,026	$ -	$ 99,122
Total assets at fair value	$ 6,096	$ 93,026	$ -	$ 99,122

NOTE 4 – FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company can enter into various transactions involving derivatives and other off-balance sheet financial instruments. These financial instruments include exchange-traded futures, forwards and options. These derivative transactions are entered into to conduct trading activities, and manage market risks, and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions are entered into for trading purposes or to economically hedge other positions or transactions. The Company traded no derivatives during the year ended December 31, 2022.

In addition, the Company can sell securities that it does not currently own and would therefore, be obligated to purchase such securities at a future date. The Company would record these obligations in the financial statements at fair value of the related securities and would incur a loss if the fair value of the securities subsequently increased. The Company sold no securities that it did not own during the year ended December 31, 2022.

NOTE 5 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company shares office space and expenses with two affiliated companies. The Company's stockholder is the principal of both affiliated companies. During 2022, the Company paid the affiliated companies $16,890 for shared expenses. During 2022, the Company was paid $0 by the affiliated companies for services performed. Each of the related party transactions was conducted as arm's length transactions. At December 31, 2022, the Company had no outstanding accounts receivable from, or accounts payable due to these affiliated companies.

Note 7 – SUBSEQUENT EVENTS

In accordance with the provisions set forth in FASB ASC 855, *Subsequent Events*, management has evaluated subsequent events through the date the financial statements were available for issuance. Management has determined that there are no material events that would require adjustments to, or disclosures in, the Company's financial statements.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED DECEMBER 31, 2022

TOTAL SHAREHOLDER'S EQUITY		$ 155,148
LESS - NONALLOWABLE ASSETS		
Other	(5,700)	
Total Non-Allowable Assets		(5,700)
NET EQUITY BEFORE HAIRCUTS		$ 149,448
HAIRCUTS ON SECURITIES		
Securities	$ (8,684)	
Total Haircuts on Securities		(8,684)
NET CAPITAL		$ 140,764
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL		$ 135,764
NET CAPITAL LESS 120% OF NET CAPITAL REQUIREMENT		$ 134,764

There are no material differences between the computations above and the Company's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Registered Auditor's Report

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION OF NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE COMMISSION - CONTINUED
FOR THE YEAR ENDED DECEMBER 31, 2022

COMPUTATION OF AGGREGATE INDEBTEDNESS

AGGREGATE INDEBTEDNESS

Items included in the Statement of Financial Condition:

Accounts Payable	$ 12,972	
TOTAL AGGREGATE INDEBTEDNESS		$ 12,972

PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	3.43%

There are no material differences between the computations above and the
Compnay's corresponding unaudited FOCUS Report Part IIA filing.

See Independent Registered Auditor's Report

-14-

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
AND
INFORMATION FOR POSSESSION OR CONTROL REQUIRMENTS
UNDER RULE 15c3-3
FOR THE YEAR ENDED DECEMBER 31, 2022

The Company does not carry customer accounts as defined by rule
15c3-3 of the Securities Exchange Act of 1934. Therefore,
the Company is exempt from the provisions of that rule.

See Independent Registered Auditor's Report.

LENOX FINANCIAL SERVICES, INC.
(An Illinois Corporation)
STATEMENT OF CHANGES IN LIABILITIES
SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2022

NOTHING

TO

REPORT

See the notes to the financial statements.